

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 18, 2016

<u>Via E-mail</u>
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re: Caesarstone Sdot-Yam Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 1-35464**

Dear Mr. Averbuch:

We have reviewed your October 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements, page F-1

Note 10: Commitments and Contingent Liabilities, page F-35

1.   We note your current disclosures and responses to prior comments 4-6. Please revise future filings to clearly identify contingencies for which you believe it is reasonably

possible you may incur a loss, or an additional loss in excess of amounts accrued, that could be material to your financial statements and to:

- Identify the contingencies for which you can estimate a reasonably possible loss or range of loss and quantify such amounts. This disclosure may be presented on an aggregated basis; and

- Identify the contingencies for which you cannot estimate a reasonably possible loss or range of loss and explain why an estimate cannot be provided.

Refer to ASC 450-20-50-4.

<u>Claims related to alleged silicosis injuries – individual claims, page F-35</u>

2. We note your response to prior comment five regarding claims related to alleged silicosis injuries. Please revise future filings to:

- Disclose and discuss significant assumptions you used to determine amounts accrued;

- Disclose and discuss significant assumptions you used to determine insurance receivables recorded, including the extent of and changes in your insurance coverage by period;

- If applicable, disclose and discuss the reasons for and impact of changes in significant assumptions you use to determine amounts accrued and receivables recorded that materially impact your financial statements; and

- Confirm and clarify that your accounting for, and disclosures related to, unasserted claims comply with ASC 450-20-25-2, ASC 450-20-50-6, and ASC 450-20-55-2.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

cc: Colin Diamond, Esq. (via E-mail)
      White & Case LLP